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                                                Filed Pursuant to Rule 424(b)(3)
                                                Registration No. 333-33893



                     CRESCENT REAL ESTATE EQUITIES COMPANY

     This Supplement is part of, and should be read in conjunction with, the Prospectus dated October 1, 1997.

                              RECENT DEVELOPMENTS

COMPLETED INVESTMENTS

     The Company acquired the U.S. Home Building on October 15, 1997. The acquisition of Americold Corporation and URS Logistics, Inc. by two partnerships in which the Company indirectly owns a 40% interest was completed on October 31, 1997. Details of all such acquisitions are provided in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997, as amended on December 5, 1997 and incorporated herein by reference. Additional information pertaining to the acquisition of Americold Corporation and URS Logistics, Inc. is provided in the Company's Current Report on Form 8-K dated September 28, 1997 and filed October 27, 1997, as amended on November 25, 1997 and incorporated herein by reference.

     The following briefly describes the Company's Property acquisitions since November 8, 1997.

     Energy Centre. On December 22, 1997, the Company acquired Energy Centre, a 39-story Class A office building located in the central business district of New Orleans, Louisiana. Built in 1984, the building contains approximately 762,000 net rentable square feet. Energy Centre was acquired for approximately $75 million. Major tenants of Energy Centre include Chaffe, McCall, Phillips, Toler & Sarpy, L.L.P., Louisiana's oldest law firm, Legg Mason and Montgomery, Barnett, Brown, Reed, Hammond & Mintz.

     Ventana Country Inn. On December 19, 1997, the Company acquired for approximately $30 million the Ventana Country Inn, a 62-room resort hotel located in Big Sur, California. The Ventana Country Inn is located on a 243-acre wooded site in the foothills of the Santa Lucia Mountains overlooking the Pacific Ocean. The purchase also includes an adjacent 72-acre undeveloped land parcel offering the potential for single-family residential development. Crescent Operating, Inc., pursuant to a lease with the Company, will market and operate the resort hotel jointly with the Company's Sonoma Mission Inn & Spa.

                              SELLING SHAREHOLDERS

     This Prospectus relates to the offer and sale from time to time of up to 1,347,088 common shares (the "Shares") of beneficial interest, par value $.01 per share (the "Common Shares"). On January 5, 1998, Canyon Ranch, Inc. ("CRI") transferred and assigned 61,250 units of ownership interest in the Operating Partnership to the University of Arizona Foundation. Immediately thereafter, the University of Arizona Foundation exercised its right to exchange such units for Common Shares on a one-for-two basis, or 122,500 Common Shares. Accordingly, the Shares are offered by CRI, Sanjay Varma, six employees of the Company and the University of Arizona Foundation (collectively, the "Selling Shareholders").

January 7, 1998                                 Prospectus dated October 1, 1997
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     The following chart indicates, according to the Company's records, the number of Common Shares beneficially owned by each Selling Shareholder prior to the Offering and the number of Shares of each Selling Shareholder being offered hereby:

                                               Common Shares
                                               Beneficially         Number of
                  Name of                     Owned Prior to      Shares Offered
            Selling Shareholder                 Offering(1)         Hereby(5)
            -------------------               --------------     ----------------
Canyon Ranch, Inc. .........................     1,006,858(2)       1,006,858
Sanjay Varma ...............................       239,062(3)         217,530
Six employees of the Company,
  collectively .............................        71,865(4)             200
University of Arizona Foundation............       122,500            122,500
                                                 ---------          ---------
          Total ............................     1,440,285          1,347,088
                                                 ---------          ---------

---------------

(1) To the extent indicated, the number of Common Shares beneficially owned prior to the Offering represents Units exchangeable for Common Shares, subject to certain exceptions, on a one-for-two basis. Alternatively, the Units are exchangeable, at the option of the Company, for cash.

(2) Represents 564,679 Units exchangeable for Common Shares.

(3) Represents (i) 217,530 Common Shares issuable upon exercise of the Option,
    (ii) 19,000 Common Shares and (iii) 2,532 Common Shares issuable upon exchange of 1,266 Units.

(4) Represents (i) an aggregate of 200 Common Shares granted to the six employees in connection with their employment and offered hereby, (ii) an aggregate of 16,781 additional Common Shares owned by the six employees and
    (iii) an aggregate of 54,884 Common Shares issuable upon exchange of 27,442 Units owned by the six employees.

(5) Based on the number of Units and Common Shares owned as of the date hereof, and assuming the sale of all of the Shares offered hereby, following completion of the Offering (i) Canyon Ranch, Inc. will not own any Common Shares or Units, (ii) Sanjay Varma will own 19,000 Common Shares and 1,266 Units exchangeable for 2,532 Common Shares, (iii) the six employees of the Company will collectively own 16,781 Common Shares and 27,442 Units exchangeable for 54,884 Common Shares and (iv) the University of Arizona Foundation will not own any Common Shares or Units.

     The information contained in the Prospectus dated October 1, 1997 should be read in light of the foregoing.